Exhibit 99.1

PRELIMINARY NOTE

The unaudited half-year consolidated Financial Statements included herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in euros. All references in this interim report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Registration Statement on Form F-1 (File No. 333-202205) filed with the Securities and Exchange Commission on March 24, 2015 (the “Registration Statement”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires.

PART I – FINANCIAL

Item 1.	Financial Statements (Unaudited)

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

€ in thousands

		As of
	Notes	December 31, 2014	June 30, 2015
ASSETS
Non-current assets
Goodwill		—	—
Intangible assets	5	1,026	966
Property, plant, and equipment	6	2,610	5,125
Other non-current financial assets		1,977	664

Total non-current assets		5,613	6,755

Current assets
Inventories and accumulated costs on orders in process		135	178
Trade receivables		5,881	3,393
Subsidies receivables	7	8,170	5,966
Other current assets		5,468	7,100
Cash and cash equivalents	8	112,347	283,892

Total current assets		132,001	300,528

TOTAL ASSETS		137,614	307,283

LIABILITIES
Shareholders’ equity
Share capital	9	1,472	1,753
Premiums related to the share capital		192,842	396,141
Treasury share reserve		(251)	(189)
Currency translation adjustment		(762)	(1,491)
Retained earnings		(132,536)	(137,139)
Net income (loss)		20	(16,020)

Total shareholders’ equity - Group Share		60,786	243,056
Non-controlling interests		(1,259)	163

Total shareholders’ equity		59,527	243,219

Non-current liabilities
Non-current financial debt	11	2,824	92
Non-current provisions	13	398	393

Total non-current liabilities		3,222	484

Current liabilities
Current financial debt	11	862	3,032
Trade payables		9,802	5,348
Deferred revenues and deferred income	12	59,492	49,472
Redundancy plan	13	715	66
Current provisions	13	700	444
Other current liabilities	14	3,294	5,217

Total current liabilities		74,865	63,580

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		137,614	307,283

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED OPERATIONS

For the six months ended June 30

€ in thousands, except per share amounts

		For the six-month period ended June 30,
	Notes	2014	2015
Revenues and other income
Revenues	15	7,513	15,756
Other income	15	2,764	1,467

Total revenues and other income		10,277	17,223

Operating expenses and other operating income (expenses)
Royalty expenses		(1,407)	(819)
Research and development expenses	16	(7,678)	(16,165)
Selling, general and administrative expenses	16	(6,202)	(16,277)
Other operating income		9	516
Redundancy plan		—	235
Other operating expenses			(397)

Total operating expenses and other operating income (expenses)		(15,278)	(32,907)

Operating loss		(5,001)	(15,684)

Financial gain (loss)	17	16	(166)

Income tax		—
Income (loss) from continuing operations		(4,985)	(15,850)
Loss from discontinued operations		(2,888)	—

Net loss		(7,873)	(15,850)

Attributable to shareholders of Cellectis		(7,435)	(16,020)
Attributable to non-controlling interests		(438)	171

Net loss attributable to shareholders of Cellectis per share (€ / share)	18	(0.32)	(0.48)

Net Loss from continuing operations per share ( € /share)		(0.19)	(0.48)
Net Loss from discontinued operations per share ( € /share)		(0.13)	—

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS

For the six months ended June 30

€ in thousands

	For the six-month period ended June 30,
	2014	2015
Net Loss	(7,873)	(15,850)

Actuarial gains and losses	—	34

Other comprehensive income that will not be reclassified subsequently to income or loss	0	34

Currency translation adjustment	(36)	(794)

Other comprehensive loss that will be reclassified subsequently to income or loss	(36)	(794)

Total Comprehensive loss	(7,909)	(16,609)

Attributable to shareholders of Cellectis	(7,466)	(16,715)
Attributable to non-controlling interests	(443)	106

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

Celletis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

For the six months ended June 30 (€ in thousands)

		For the six-month period ended June 30,
	Notes	2014	2015
Cash flows from operating activities
Net loss for the period		(7,873)	(15,850)

Net loss for the period of discontinued operations		(2,888)
Net (loss) income for the period of continuing operations		(4,985)	(15,850)
Reconciliation of net loss and of the cash used for operating activities
Adjustments for
Amortization and depreciation		713	779
Movements in valuation allowances of working capital		(309)	0
Net loss on disposals		—	27
Net finance expenses / revenue		(16)	166
Income tax		0	0
Expenses related to share-based payments		323	8,017
Provisions		(1,366)	(718)
Other non cash items		—
Interest (paid) / received		392	294

Operating cash flows before change in working capital		(5,248)	(7,285)

Decrease in inventories		(43)	(43)
Decrease (increase) in trade receivables and other current assets		730	1,217
Increase in subsidies receivables		(2,309)	2,489
(Decrease) increase in trade payables and other current liabilities		(1,406)	(3,650)
Increase in deferred income		3,168	(10,114)

Change in the working capital		140	(10,101)

Net cash flows provided by (used in) operating activities of continuing operations		(5,108)	(17,386)
Net cash flows provided by (used in) operating activities of discontinued operations		(833)	—

Net cash flows provided by (used in) operating activities		(5,941)	(17,386)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		—	50
Proceeds from sale of subsidiaries net of cash disposed of		—	(2,850)
Acquisition of intangible assets		(11)	(11)
Acquisition of property, plant and equipment		(62)	(3,140)
Net change in non-current financial assets		(103)	(81)

Net cash flows provided by (used in) investing activities of continuing operations		(176)	(6,032)
Net cash flows provided by (used in) investing activities of discontinued operations		—	—

Net cash flows provided by (used in) investing activities		(176)	(6,032)

Cash flows from financing activities
Increase in share capital		19,650	213,110
Transaction costs		—	(16,842)
Increase in borrowings		—	0
Decrease in borrowings		(550)	(984)
Treasury shares		125	62

Net cash flows provided by (used in) financing activities of continuing operations		19,225	195,346
Net cash flows provided by (used in) financing activities of discontinued operations		—	—
Net cash flows provided by (used in) financing activities		19,225	195,346

(Decrease) increase in cash		13,108	171,927

Cash and cash equivalents at the beginning of the period		7,559	112,347
Effect of exchange rate changes on cash		(21)	(382)

Cash from discontinued operations		432
Cash from continuing operations		20,214	283,892

Cash and cash equivalents at the end of the period	8	20,646	283,892

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the six months ended June 30

€ in thousands, except share data

	Share Capital Ordinary Shares							Equity
	Number of shares	Amount	Premiums	Treasury shares	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2014	21,082,320	1,054	133,908	(412)	828	(77,236)	(55,402)	2,740	(223)	2,517
Net Loss	—	—	—	—	—	—	(7,435)	(7,435)	(438)	(7,873)
Other comprehensive income (loss)	—	—	—	—	(621)			(31)	(5)	(36)

Total comprehensive income (loss)	—	—	—	—	(31)	0	(7,435)	(7,466)	(443)	(7,909)
Allocation of prior period loss	—	—	—	—	—	(55,402)	55,402	—	—	—
Equity subscribed by NCI	—	—	—	—	—	—	—	—
Capital increase	4,000,000	200	19,276	—	—		—	19,476		19,476
Treasury shares	—	—	—	125	—		—	125	—	125
Exercise of share warrants and employee warrants
Share based compensation	—	—	497	—	—	—	—	497	—	497

As of June 30, 2014	25,082,320	1,254	153,681	(287)	797	(132,638)	(7,435)	15,372	(666)	14,706

As of January 1, 2015	29,446,721	1,472	192,842	(251)	(762)	(132,536)	20	60,786	(1,259)	59,527

Net Loss	—	—	—	—	—	—	(16,020)	(16,020)	171	(15,850)
Other comprehensive income (loss)					(729)	34		(694)	(65)	(759)

Total comprehensive income (loss)	—	—	—	—	(729)	34	(16,020)	(16,715)	106	(16,609)
Allocation of prior period loss	—	—	—	—	—	20	(20)		—
Capital Increase	5,500,000	275	194,385	—	—	(3)	—	194,657	—	194,657
Equity subscribed by NCI	—	—	—	—	—	—	—		—
Operation between shareholders	—	—	—	—	—	(4,653)	—	(4,653)	1,153	(3,500)
Treasury shares	—	—	—	62	—	—	—	62	—	62
Exercise of share warrants and employee warrants	112,098	6	1,061	—	—	(3)	—	1,064	—	1,064
Share based compensation			7,853					7,853	164	8,017

As of June 30, 2015	35,058,819	1,753	396,141	(189)	(1,491)	(137,139)	(16,020)	243,056	163	243,219

Please refer to Note 3 relating to the repurchase of minority shareholders of Cellectis Bioresearch.

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2015

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a gene-editing company, employing our core proprietary technologies to develop products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities: (1) Therapeutics, which is focused on the development of products in the field of immuno-oncology and of novel therapies outside immuno-oncology to treat other human diseases; (2) Plants, which is focused on the development of new generation plant products in the field of agricultural biotechnology on our own or through alliances with other companies in the agricultural industry.

Note 2. Basis of presentation and statement of compliance

All financial information (unless indicated otherwise) is presented in thousands of euros.

2.1 Compliance with the IFRS accounting framework

The half-year Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), whose application is mandatory for the half year ended June 30, 2015.

These half year Consolidated Financial Statements as of June 30, 2015 were approved by our Board of Directors on September 8, 2015.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

The Interim [Condensed] Consolidated Financial Statements for the six months ended June 30, 2015 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2014.

2.2 Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2015 but had no significant impact on the half-year Consolidated Financial Statements:

•	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions.

•	The Annual Improvements to IFRSs for the 2010-2012 Cycle.

•	The Annual Improvements to IFRSs for the 2011-2013 Cycle.

2.3 Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for half-year accounting periods beginning after January 1, 2016. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	The Annual Improvements to IFRSs for the 2012-2014 Cycle.

•	Disclosure Initiative (Amendments to IAS1)

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017, with early adoption permitted. We are assessing the potential impact on our Consolidated Financial Statements resulting from the application of IFRS 15.

Note 3. Consolidated entities

Our 2015 half year Consolidated Financial Statements include the operations of Cellectis S.A.; our two French subsidiaries, Cellectis Bioresearch and Ectycell; our three U.S. subsidiaries, Calyxt, Inc. (formerly Cellectis Plant Sciences Inc.), Cellectis, Inc. and Cellectis Bioresearch Inc. Cellectis, Inc. houses our U.S. headquarters and U.S. research department, and it has been in operation since April 2015. On May 18, 2015, we signed with the “Caisse des Dépôts et Consignations” a contract for our repurchase of its participation in Cellectis Bioresearch, which represented 25% of the total shares thereof. As of June 30, 2015, Cellectis S.A. was the sole stockholder of Cellectis Bioresearch. This transaction with Caisse des Dépôts et Consignations had an impact on the Company’s shareholders’ equity, which decreased by €3.5 million.

Our 2014 annual Consolidated Financial Statements included the operations of Cellectis S.A.; our two French subsidiaries, Cellectis Bioresearch and Ectycell; our two U.S. subsidiaries, Cellectis Plant Sciences Inc. and Cellectis Bioresearch Inc.; and our former Swedish subsidiary, Cellectis AB.

On June 30, 2014, our former subsidiary, Cellectis Therapeutics, was merged into, and absorbed by, Cellectis S.A. On August 29, 2014, we finalized the sale of Cellectis AB.

Note 4. Reportable segments

The Chief Operating Decision Maker (“CODM”) assesses the performance of the Company’s segments using information about their revenues and operating profit or loss. The CODM does not review any asset or liability information by segment or by region. For the half-year ended June 30, 2014, the CODM viewed the business in two reportable segments—Therapeutics and Plants.

For prior periods, the CODM assessed the performance of three segments—Therapeutics, Plants and Tools and Services. However, following the sale of Cellectis AB in August 2014, the Tools and Services segment was managed as a discontinued activity, and the segment information presented for prior periods, including the half-year ended June 30, 2014, has been retrospectively restated to present two operating and reporting segments, with “Tools and Services” activities included within Therapeutics for comparison purposes.

Our corporate expenses and certain research activities are managed at the parent-company level by Cellectis S.A., whose operations are presented entirely in the Therapeutics segment. There are intersegment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. to its subsidiaries and allocation of research and development expenses and selling, general and administrative expenses to the reportable segments. Information related to each reportable segment is set out below. Segment revenue and operating profit or loss are used to measure performance.

The operating profit or loss includes the impact of the operations between segments while the intra-segment operations are eliminated. The segment information presented below excludes amounts related to Cellectis AB, which was classified as a discontinued operation for the half year ended June 30, 2014.

	For the six month period ended June 30, 2014
		€ in thousands
	Plants	Therapeutics	Total reportable segments
Segment revenues	455	9,549	10,004
Inter-segment revenues	—	(1,611)	(1,611)
Revenues with Cellectis AB (discontinued operations)	—	(880)	(880)

External revenues	455	7,058	7,513

Operating loss before tax	(593)	(4,408)	(5,001)

Depreciation and amortization	(33)	(680)	(713)

Amounts above do not include amounts for Cellectis AB, which is presented as discontinued operations.

	For the six month period ended June 30, 2015
	€ in thousands
			Total reportable
	Plants	Therapeutics	segments
Segment revenues	435	16,158	16,593
Inter-segment revenues	0	(837)	(837)

External revenues	435	15,321	15,756

Operating loss before tax	(1,484)	(14,200)	(15,684)

Depreciation and amortization	(56)	(723)	(779)

Note 5. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants. No indicator of impairment has been identified for either of the CGUs for the six-month period ending June 30, 2015.

Note 6. Property, plant and equipment

	1/1/2015	Increase	Decrease	Foreign currency translation differences	06/30/2015
	€ in thousands
Buildings	2,381	1,393	—	(4)	3,770
Technical equipment	8,552	1,666	(85)	53	10,186
Fixtures, fittings and other equipment	418	212	—		630

Total, gross	11,351	3,271	(85)	49	14,587

Accumulated depreciation of buildings	1,215	225	—	—	1,440
Accumulated depreciation and impairment of technical equipment	7,150	452	(9)	20	7,613
Accumulated depreciation and impairment of fixtures, fittings and other equipment	377	32	—	—	409

Total accumulated depreciation and impairment	8,742	709	(9)	20	9,462

Total, net	2,610	2,562	(76)	29	5,125

Increases are notably related to investments in our new U.S. headquarters and in R&D equipment in both the United States and France.

Note 7. Subsidies receivables

	As of
	December 31, 2014	June 30, 2015
	€ in thousands
Research tax credit	7,052	4,564
Other subsidies	2,224	2,508
Valuation allowance for other subsidies	(1,106)	(1,106)

Total	8,170	5,966

Note 8. Cash and cash equivalents

	As of
	December 31, 2014	June 30, 2015
	€ in thousands
Cash and bank accounts	94,578	248,448
Money market funds	667	11,197
Fixed bank deposits	17,000	24,000
Interests to be received	102	247

Total cash and cash equivalent as reported in statement of financial position	112,347	283,892

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments, rather than for investment or other purposes. Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 9. Capital

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	€ in thousands			in €
Balance as of January 1, 2014	1,054	133,908	21,082,320	0.05
Capital increase by issuance of common shares	200	19,276	4,000,000
Share based compensation		497

Balance as of June 30, 2014	1,254	153,681	25,082,320	0.05

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	€ in thousands			in €
Balance as of January 1, 2015	1,472	192,842	29,446,721	0.05
Capital increase by issuance of common shares	275	194,385	5,500,000
Capital increase by issuance of ordinary shares (BSA & Free shares)	6	1,061	112,098
Share based compensation		7,853

Balance as of June 30, 2015	1,753	396,142	35,058,819	0.05

Capital evolution during the six-month period ended June 30, 2015

On March 30, 2015, we issued 5,500,000 American Depositary Shares on the Nasdaq Global Market for a gross proceed of €211.5 million. In connection with this issuance, €16.9 million in fees were deducted from the share premium.

During the six month period ended June 30, 2015, we issued 52,098 ordinary shares related to the conversion of warrants and 60,000 ordinary shares corresponding to free shares granted in 2013.

Note 10. Warrants and share-based payments

The new instruments issued during the six-month period ended June 30, 2015 are the following:

•	January 8, 2015: 50,000 free shares were granted to one of our officers. Non-cash stock-based compensation expense recorded during the six months ended June 30, 2015 was €226.3 thousand.

•

March 24, 2015, 1,892,300 stock options were granted to certain of our employees and officers. Non-cash stock-based compensation expense recorded during the six months ended June 30, 2015 was €6,322.1 thousand.

•	March 27, 2015, 200,000 warrants were granted to members of our board of directors. Non-cash stock-based compensation expense recorded during the six months ended June 30, 2015 was €327.4 thousand.

•

May 18, 2015: 450,400 free shares were granted to certain of our employees and officers. Non-cash stock-based compensation expense recorded during the six months ended June 30, 2015 was €726.4 thousand.

•

May 18, 2015: 50,000 warrants were granted to the Chief Scientific Officer of our subsidiary Calyxt, Inc. Non-cash stock-based compensation expense recorded during the six months ended June 30, 2015 was €47.8 thousand.

Share warrants and employee warrants consist of Bon de Souscription d’Action (“BSAs”)which are granted to our board members and consultants.

Holders of vested stock options and warrants are entitled to subscribe to a capital increase of Cellectis at predetermined exercise price. The following table provides the impact related to new instruments issued during the six month periods ended June 30, 2014 and 2015 in the statement of consolidated operations for such interim periods:

€ in thousands	Free shares 2012	Free shares 2013	Free shares 2014	Stock options 2015	Free shares 2015	BSA 2015	Stock options Calyxt	Total
Non-cash stock-based compensation expense Half year 2015	2	53	151	6,322	953	372	164	8,017
Non-cash stock-based compensation expense Half year 2014	118	137	68					323

Detail of free shares

Date of grant (Board of Directors)	8 January 2015	18 May 2015	18 May 2015
Vesting period (years)	2	2	4
Number of Free shares granted	50,000	426,300	24,100
Share entitlement per Free share	1	1	1
Grant date share fair value	19.10	28.17	28.17
Expected dividends	0%	0%	0%
Performance conditions	n.a	n.a	n.a

Detail of stock options

Date of grant (Board of Directors)	24 March 2015
Vesting period	Graded
Plan expiration date	3/24/2025
Number of options granted	1,892,300
Share entitlement per options	1
Exercise price	38.45
Valuation method used	Black-Sholes
Grant date share fair value	40.00
Expected volatility	60%
Average life of options	6.25
Discount rate	0.16%
Expected dividends	0%
Performance conditions	n.a
Fair value per options	22.22

Detail of warrants

Date of grant (Board of Directors)	27 March 2015	27 March 2015	18 May 2015
Vesting period (years)	3	3	3
Plan expiration date	3/27/2025	3/27/2025	5/18/2025
Number of BSA granted	130,000	50,000	50,000
Share entitlement per warrant	1	1	1
Exercise price	38.45	38.45	29.58
Valuation method used	Black-Sholes	Black-Sholes	Black-Sholes
Grant date share fair value	32.15	28.17	28.17
Expected volatility	59%	59%	59%
Average life of warrant	6.0	5.8	6.0
Discount rate	0.42%	0.94%	0.94%
Expected dividends	0%	0%	0%
Performance conditions	n.a	n.a	n.a
Fair value per warrant	13.95	11.10	13.51

Note 11. Financial liabilities

11.1 Non-current / Current financial debt

	As of
	December 31, 2014	June 30, 2015
	€ in thousands
Conditional advances	2,768	—
Finance leases	48	92
Other	8	—

Total non-current financial debt	2,824	92

Conditional advances	596	2,856
Finance leases	266	176

Total current financial debt	862	3,032

Conditional advances are payments made to Cellectis by Bpifrance (formerly named OSEO Innovation) to co-finance research programs, including market opportunities. During the six-month period ended June 30, 2015, the following conditional advances programs were terminated:

-	OSEO A0609014Q (“ANVAR”):	balance of 150,000 euros reimbursed
-	OSEO I1107018W (“ETICS”):	balance of 746,408 euros reimbursed

Since remaining conditional advances will be reimbursed within 12 months, they have been reclassified in Current financial debt at the nominal value.

11.2 Due dates of the financial liabilities

	Gross	Less than	One to Five	More than
	Amount	One Year	Years	Five Years
	€ in thousands
Balance as of June 30, 2015
Conditional advances	2,856	2,856	—	—
Finance leases	268	176	92	—
Total financial liabilities	3,124	3,032	92	0

12. Deferred revenues and deferred income

	As of
	December 31, 2014	June 30, 2015
	€ in thousands
Deferred revenues	57,995	48,782
Lease incentive	632	427
Deferred income – subsidies	865	263

Total	59,492	49,472

Note 13. Provisions

	1/1/2015	Additions	Amounts used during the year	Reversals	Reclassification	06/30/2015
	€ in thousands
Pension	398	27	—	—	(33)	393
Litigation	700	176	(391)	(41)	—	444
Redundancy plan 2013	522	8	(15)	(128)	(346)	41
Redundancy plan 2014	193		(9)	(96)	(63)	25

Total	1,813	211	(415)	(265)	(442)	903

Non-current provisions	398	27			(33)	393
Current provisions	1,415	184	(415)	(265)	(409)	510

During the six-month period ended on June 30, 2015, we paid €24 thousand related to the redundancy plans implemented in 2013 and 2014 with respect to Cellectis Bioresearch and Ectycell and reclassified €409 thousand of redundancy provision in Other current liabilities.

During the six-month period ended June 30, 2015, we received a notification from the French Tax authority which relates to the 2012 and 2013 Research tax credits of Ectycell. No provision has been recorded in connection with this matter since we are in a process of providing further information to this Authority.

Note 14. Other current liabilities

	As of
	December 31, 2014	June 30, 2015
	€ in thousands
VAT Payables	294	500
Accruals for personnel related expenses	628	2,550
Other	2,372	2,167

Total	3,294	5,217

Accruals for personnel related expenses as of June 30, 2015 includes €409 thousand of redundancy provisions, which was reclassified in Other current liabilities from Provisions.

Note 15. Revenues and other income

	For the six-month period ended June 30,
	2014	2015
	€ in thousands
Plants	455	435
Therapeutics	7,058	15,321

Revenues	7,513	15,756
Research tax credit	1,738	1,316
Other subsidies	1,026	151

Other income	2,764	1,467

Total revenues and other income	10,277	17,223

Revenues by nature

	For the six-month period ended June 30,
	2014	2015
	€ in thousands
Products & Services	672	16
R&D services	654	1
Licenses	4,875	1,263
Collaboration agreements	1,313	14,476

Revenues	7,513	15,756

The increase in revenues of the Therapeutics segment is mainly attributable to our entering into two major collaboration agreements signed with Pfizer and Servier during 2014. They generated revenues of €14.5 million for the six-month period ended June 30, 2015.

Note 16. Operating expenses

	For the six-month period
Research and development expenses	ended June 30,
	2014	2015
	€ in thousands
Personnel expenses	(3,136)	(11,058)
Purchases and external expenses	(3,763)	(4,581)
Other	(779)	(526)

Total research and development expenses	(7,678)	(16,165)

	For the six-month period
Selling, general and administrative expenses	ended June 30,
	2014	2015
	€ in thousands
Personnel expenses	(2,998)	(11,189)
Purchases and external expenses	(2,980)	(4,634)
Other	(224)	(454)

Total selling, general and administrative expenses	(6,202)	(16,277)

	For the six-month period
Personnel expenses	ended June 30,
	2014	2015
	€ in thousands
Wages and salaries	(5,757)	(14,203)
Expenses for pension commitments	(24)	(27)
Non-cash stock-based compensation expense	(353)	(8,017)

Total	(6,134)	(22,247)

Wages and salaries include €8.7 million of social contribution taxes related to stock options and free share grants.

Note 17. Financial gains ans losses

The Financial gain over the first six months of 2014 (€16 thousand) and the Financial loss over the first six months of 2015 (€166 thousand) are primarily attributable to the effect of foreign exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts. Since we have not adopted a hedging mechanism to protect our cash position in U.S. Dollars against fluctuations in exchanges rates, the financial results were a gain of €9.8 million in the first quarter of 2015 and a loss of €10.0 million in the second quarter of 2015.

Note 18. Earnings per share

	For the six-month period ended
	June 30,
	2014	2015
Net loss attributable to shareholders of Cellectis (€ in thousands)	(7,435)	(16,020)
Weighted average number of outstanding shares	23,067,209	33,181,535

Basic Net loss attributable to shareholders of Cellectis per share (€ / share)	(0.32)	(0.48)

Basic loss from continuing operations per share ( € /share)	(0.19)	(0.48)
Basic loss from discontinued operations per share ( € /share)	(0.13)	0

Note 19. Related parties

Key management personnel remuneration

Key management personnel includes members of the Cellectis S.A. board of directors and the CODM. They received an aggregate of 1,216,738 securities in share-based remuneration (free shares, warrants and stock options) over the six months ended June 30, 2015. The associated non-cash stock-based compensation expense of €3.6 million was recognized for the first semester of 2015.

Other transactions with related parties

Bpifrance is a shareholder of Cellectis S.A. and “Caisse des Dépôts et Consignation” was a shareholder of Cellectis Bioresearch. On May 18, 2015, we signed with the “Caisse des Dépôts et Consignations” a contract for our repurchase of its participation in Cellectis Bioresearch, which represented 25% of the total shares thereof for an amount of €3.5 million. As of June 30, 2014, Cellectis S.A. was the sole stockholder of Cellectis Bioresearch.

Note 20. Discontinued operations

In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the assets and liabilities of entities held for sale are presented separately. From the date of classification as “assets held for sale”, depreciation on the relevant assets ceases. Net profit or loss from discontinued activities is presented as a separate line item in the statement of operations. Consequently, the notes to the Consolidated Financial Statements relating to the statement of operations refer solely to continuing operations. A discontinued operation is a component of a company with independent cash flows. It is a separate major line of business or geographical area of operations that has been disposed of or is held for sale.

In June 2014, Cellectis AB met the conditions of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, and consequently the operations of Cellectis AB were classified as discontinued in the statement of operations as of June 30, 2014.

20.1 Total revenues and other income and loss from discontinued operations

For the six-month period ended June 30, 2014
Total revenues and other income from discontinued operations	1,865
Loss from the activities of discontinued operations	(705)
Impairment of goodwill	(2,183)

Loss from discontinued operations	(2,888)

Note 21. Subsequent events

None.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a pioneering gene-editing company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and of novel products outside immuno-oncology to treat other human diseases. Our Plants segment focuses on applying our gene-editing technologies to develop new generation plant products in the field of agricultural biotechnology through its own efforts or through alliances with other companies in the agricultural market.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We do not have any products approved for sale and have not generated any revenues from immunotherapy or agricultural biotechnology product sales.

In February 2014, we entered into an alliance with Servier for the development of UCART19, our lead product candidate, and other product candidates directed at five molecular targets with respect to solid tumors. We may receive up to €820.8 million in payments from Servier pursuant to this alliance, including an upfront payment of €7.55 million and up to €813.3 million in potential milestone payments (including the payment in connection with our milestone achievement, which was announced by press release in July 2015). Our alliance with Pfizer, which commenced in June 2014, addresses the development of other CAR T-cell immunotherapies in the field of oncology. This strategic alliance is potentially worth up to $2.9 billion in payments by Pfizer to us, including an $80 million upfront payment and $2.8 billion in potential clinical and commercial milestone payments. In addition, we invoice researchers employee costs assigned to our projects in common with Pfizer. Pfizer also purchased 10% of our then-outstanding equity in connection with this collaboration for €25.8 million. We believe that both of these strategic transactions position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs.

In addition to our cash generated by operations (including payments under our strategic alliances), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits. Our ordinary shares have traded on the Alternext market of Euronext in Paris since February 7, 2007. From January 1, 2013 through December 31, 2014, we received €61.0 million through sales of equity and €73.7 million in payments made to us under our collaboration agreements with Pfizer and Servier. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.2 million.

Key events of the first half of 2015

Since the beginning of 2015, the Cellectis has announced the following achievements:

•

January 6, 2015: issuance by the USPTO of a U.S. patent, which is owned by Boston Children’s Hospital and Institut Pasteur and exclusively licensed to Cellectis, covering chimeric endonucleases for chromosomal gene editing by homologous recombination in cells.

•

January 13, 2015: entry into an exclusive license agreement with The Ohio State University, through the Ohio State Innovation Foundation, to develop and commercialize chimeric antigen receptor (CAR) technology targeting multiple myeloma cells. This CAR technology is related to CS1—an antigen that is over-expressed in multiple myeloma cells—and Cellectis intends to pursue the development of a CS1 CAR T-cell program for this targeted indication.

•	March 25, 2015: pricing of the Company’s U.S. initial public offering of American Depositary Shares.

•	April 9, 2015: opening of Cellectis’ U.S. headquarters and research and development facilities in Manhattan, New York.

•	April 14, 2015: publication by Calyxt, Inc. (formerly Cellectis Plant Sciences, Inc.) of a study demonstrating reduced acrylamide in fried potatoes.

•	April 15, 2015: entry into an exclusive license agreement with the Regents of the University of Minnesota granting Calyxt, Inc. exclusive license under CRISPR intellectual property for uses in plants.

•	May 7, 2015: presentation of data on Cellectis’s allogeneic CAR T cell programs at the annual meeting of the American Society of Gene & Cell Therapy.

•	May 13, 2015: presentation by Cellectis of data on genome engineering for adoptive immunotherapy at the annual meeting of the American Society of Clinical Oncology.

•	June 02, 2015: formation of a research alliance with Weill Cornell Medical College for the advancement of drug discovery and the translation of novel immunotherapies in Leukemia.

•	June 04, 2015: presentation by Cellectis of data on its Allogeneic CAR T-Cell Immunotherapy Programs at the annual meeting of the European Hematology Association.

•	June 10, 2015: announcement of promising study on next generation engineered allogeneic CAR T-cells.

•	July 08, 2015 : achievement of a milestone under the Servier collaboration in the preclinical development of two next-generation product candidates in solid tumors.

•	July 16, 2015 : publication of an article in Cancer Research on allogeneic CAR T-cell immunotherapies.

•

September 3, 2015: Preclinical and clinical alliance with MD Anderson Cancer Center to develop Cellectis’ candidate products UCARTCS1 in MM, UCART22 in ALL, UCART38 in T-ALL and UCART123 in a rare non curable disease BPDCN

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	continue the research and development of our immuno-oncology product candidates;

•	continue the research and development of our agricultural product candidates;

•	initiate clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	multiply field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our condensed consolidated financial statements for the six months ended June 30, 2014 and 2015 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Collaboration Agreements

Research Collaboration and License Agreement with Pfizer

In June 2014, we entered into a Research Collaboration and License Agreement with Pfizer pursuant to which we will collaborate to conduct discovery and pre-clinical development activities to generate CAR T-cells directed at Pfizer- and Cellectis-selected targets in the field of human oncology. Pursuant to the agreement, Pfizer made an upfront, non-refundable $80.0 million payment to us, concurrent with Pfizer’s €25.8 million equity investment in our company. In addition, the strategic alliance provides for payments of up to $185.0 million per product that is directed against a Pfizer-selected target, with aggregate potential clinical and commercial milestone payments totaling up to $2.8 billion. In addition, we invoice researchers employee costs assigned to our projects in common with Pfizer. We are also eligible to receive from Pfizer tiered royalties on annual net sales of any products that are commercialized by Pfizer that contain or incorporate certain of our intellectual property at rates in the high single-digit percentages.

Except as required of us by our collaboration agreement with Servier, until the earlier of (1) the completion or termination of a four-year term or (2) the filing by Cellectis of an IND for certain targets to which we retain rights, we and our affiliates may not grant rights under certain of our intellectual property and intellectual property developed in the course of the collaboration to develop or commercialize CAR T-cells in the field of human oncology, other than certain specified non-commercial collaborations.

Research, Product Development, Option, License and Commercialization Agreement with Servier

In February 2014, we entered into a Research, Product Development, Option, License and Commercialization Agreement with Servier. Pursuant to this agreement, we are responsible for the research and development of our UCART19 product candidate up to and including the Phase 1 clinical trial. We are similarly responsible for the research and development of five additional product candidates consisting of allogeneic anti-tumor adoptive T-cells directed against particular targets selected by Servier.

Pursuant to the agreement, Servier made an upfront payment of €7.55 million and, upon its exercise of each license option provided for in the agreement, Servier will pay us a lump sum license fee. We are eligible to receive from Servier aggregate additional payments of up to €813.3 million, comprising payments upon the exercise of options granted to Servier under the agreement and payments upon the occurrence of certain specified development and commercial milestones, including the milestone payment in connection with our recently announced (July 2015) milestone achievement. Pursuant to the agreement, we are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products.

Financial Operations Overview

Revenues and Other

Income Revenues

We currently derive substantially all our revenues from payments pursuant to our collaboration agreements with Pfizer and Servier, patent licensing arrangements, royalties on licensed products or technologies and research and development services. Our collaboration agreements provide for non-refundable upfront payments that we receive upon execution of the relevant agreement, milestone payments that we are entitled to receive when the triggering event has occurred, and royalty payments. The triggering event for a milestone payment may be the receipt of favorable scientific results, regulatory approval, or marketing of products developed pursuant to the agreement. Royalties are based on sales of licensed products or technologies. They are recognized in accordance with the terms of the licensing agreement when sales can be determined reliably and there is reasonable assurance that the receivables from outstanding royalties will be collected.

Our ability to generate product revenues and become profitable depends upon our and our collaborators’ ability to successfully develop and commercialize products. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations.

Other Income

Government Grants

Due to the innovative nature of our product candidate development programs, we have benefited from a certain number of sources of assistance from the French government or local public authorities, intended to finance our research and development efforts or the recruitment of specific personnel.

Government grants that offset expenses that we incur for those research programs are recognized as other income in the period in which the expenses that are reimbursable pursuant to the grant have been incurred.

Research Tax Credit

The research tax credit (crédit d’impôt recherche), or CIR, is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have research expenditures that meet the required CIR criteria receive a tax credit that may be used for the payment of their income tax due on the fiscal year in which the expenditures were incurred and during the next three fiscal years. If taxes due are not sufficient to cover the full amount of the tax credit at the end of the three-year period, the difference is repaid to us in cash by the French tax authorities. We also satisfy certain criteria that qualify us as a small/middle size company and permit us to request immediate payment of the CIR. The expenditures taken into account for the calculation of the CIR only involve research expenses.

The main characteristics of the CIR are the following:

•	the CIR results in a cash inflow to us from the tax authorities;

•	a company’s corporate income tax liability does not limit the amount of the CIR; and

•	the CIR is not included in the determination of the corporate income tax.

We have concluded that the CIR meets the definition of a government grant as defined in IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and that the classification as other income within operating loss in our statement of operations is appropriate.

Operating Expenses and Other Operating Income (Expenses)

Our operating expenses and other operating income (expenses) consist primarily of royalty expenses, research and development expenses and selling, general and administrative expenses.

Royalty Expenses

We have entered into several license agreements to obtain access to technology that we use in our product development efforts. Royalty expenses consist of in-licensing costs, which reflect royalties we pay to use rights granted to us. Depending on the contractual provisions, royalty expenses are either proportional to revenues generated by using the patents or fixed annual royalties.

Research and Development Expenses

We engage in substantial research and development efforts to develop innovative CAR T-cell immunotherapy and agricultural product candidates.

Research and development expense consists primarily of:

•	personnel costs, including salaries, related benefits and share-based compensation, for our employees engaged in scientific research and development functions;

•

cost of third-party contractors such as contract research organizations, or CROs, and academic institutions involved in pre-clinical or clinical trials that we may conduct, or third-party contractors involved in field trials;

•	purchases of biological raw materials, real-estate leasing costs as well as conferences and travel costs; and

•	certain other expenses, such as expenses for use of laboratories and facilities for our research and development activities.

Our research and development efforts are focused on our existing product candidates, including the advancement of our lead product candidate, UCART19, to the filing in 2015 of an application for a CTA in the United Kingdom. We use our employee and infrastructure resources across multiple research and development programs directed toward developing our cell-based platform and for identifying and developing product candidates. We manage certain activities such as pre-clinical research and manufacture of product candidates through our partner institutions or other third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.

Our research and development efforts are central to our business and account for a significant portion of our operating expenses. We expect that our research and development costs will increase in the foreseeable future as we implement our new clinical trials, manufacture pre-commercial clinical trial and pre-clinical study materials, expand our research and development and process development efforts, seek regulatory approvals for our product candidates that successfully complete clinical trials, access and develop additional technologies, and hire additional personnel to support our research and development efforts. This is because product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of development, primarily due to the increased size and duration of later-stage clinical trials. Likewise, in our plant products business, we expect our research and development expenses to increase over the next several years as we develop new agricultural product candidates and advance them through field trials toward commercial proof of concept.

We cannot determine with certainty the duration and completion costs of our future clinical trials of our product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our product candidates, or those of our collaborators, that might obtain regulatory approval. We also cannot determine with certainty the duration and completion costs of our future field trials of our agricultural product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our agricultural product candidates that might obtain regulatory approval. We may never succeed in achieving regulatory approval for any product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress and expense of our ongoing as well as any additional pre-clinical studies, clinical trials and other research and development activities;

•	clinical trial and early-stage results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	the ability to market, commercialize and achieve market acceptance for any product candidate that we may develop in the future; and

•	the scope, rate of progress and expense of our ongoing as well as any additional studies for our agricultural product candidates, field trials and other research and development activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of employee-related expenses for executive, business development, intellectual property, finance, legal and human resource functions. Administrative expenses also include facility-related costs and service fees, other professional services and recruiting fees.

We anticipate that our selling, general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates. We also anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

Redundancy Plans

During the six-month period ended on June 30, 2015, we paid €24 thousand related to the redundancy plans implemented in 2013 and 2014 with respect to Cellectis Bioresearch and Ectycell and reclassified €409 thousand of redundancy provision in Other current liabilities.

Financial Gain (Loss)

Financial revenues consist of interest income and exchange gains associated with transactions in foreign currencies. Financial expense consists of exchange losses associated with transactions in foreign currencies. Transactions in foreign currencies are translated into euros at the exchange rates effective at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into euros using the exchange rate effective at that date. The resulting exchange gains or losses are recorded in the consolidated statements of income as financial revenues or expense. Financial gain (loss) reflects the net impact of financial revenues and financial expenses.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with IFRS. Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described in Note 3 to our Consolidated Financial Statements for the year ended December 31, 2014, which are included in the Registration Statement.

Revenue Recognition

Collaboration Agreements and Licenses

We enter into research collaboration agreements that may consist of non-refundable upfront payments, payments for the sale of rights to technology, milestone payments, and royalties. In addition, we license our technology to third parties, which may be part of the research collaboration agreements.

Non-refundable upfront payments are deferred and recognized as revenue over the period of the collaboration agreement. Sales of technology pursuant to non-cancelable, non-refundable fixed-fee arrangements are recognized when such technology is delivered to the co-contracting party and our exclusive rights to access the technology have stopped.

Milestone payments represent amounts received from our collaborators, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. We recognize milestone payments when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the co-contracting party has no right to require refund of payment. The triggering events may be scientific results achieved by us or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement.

Royalty revenues arise from our contractual entitlement to receive a percentage of product sales achieved by co-contracting parties. Royalty revenues are recognized on an accrual basis in accordance with the terms of the collaboration agreement when sales can be determined reliably and there is reasonable assurance that the receivables from outstanding royalties will be collected.

Revenues from licenses are recognized ratably over the period of the license agreements.

Sales of Products and Services

Revenues on sales of products and services are recognized when significant risks and rewards of ownership have been transferred to the buyer.

Accumulated costs on product orders in process are recorded in inventories. We also offer research services to customers, which are recognized as revenues when the services are rendered , either on a time and materials basis, or ratably over the contract period for fixed payment arrangements.

Research Tax Credit

The research tax credit (Crédit d’Impôt Recherche), or CIR, is granted to entities by the French tax authorities in order to encourage them to conduct technical and scientific research. We apply for the CIR for research expenditures incurred in each fiscal year and recognize the amount claimed in the line item “Other income” in the same fiscal year.

Other Government Grants

We receive government grants for advanced research programs we conduct alone or in connection with other unrelated entities. This government aid is provided for and managed by French state-owned entities, and specifically BpiFrance, formerly named OSEO Innovation. We, alone or with other unrelated entities, enter into multi-year contractual arrangements for the financing of a specific research program. This arrangement may consist of subsidies only, conditional advances only or both subsidies and conditional advances. Subsidies and conditional advances are paid in fixed installments at predetermined contractual dates, subject generally to milestones based on progress of the research and documentation. Subsidies received are non-refundable. Conditional advances received are subject to a nil or low interest rate depending on contractual provisions. If and when the research program has generated an amount of revenues equal to or higher than the amount set forth in the original contract, contractual repayment is required. In addition, if we decide to stop the research program, the conditional advance may be repayable.

For conditional advances, and in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, the advantage resulting from a nil or low interest rate as compared to a market interest rate is considered and accounted for as a government grant. A financial liability is recognized for proceeds received from the conditional advance less the grant, and interest expense is subsequently imputed at a market interest rate.

Impairment of Tangible and Intangible Assets

We test amortizable intangible assets and depreciable tangible assets for impairment when there is an indicator of impairment. We test intangible assets in progress, non-amortizable intangible assets and goodwill for impairment at least once a year. Impairment tests involve comparing the carrying amount of cash-generating units with their recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If the carrying amount of any asset is below its recoverable amount, we recognize an impairment loss to reduce the carrying amount to the recoverable amount.

No indicator of impairment has been identified for either of the CGUs for the six-month period ending June 30, 2015.

Results of Operations

Comparisons for the Six Months Ended June 30, 2014 and 2015

Revenues: During the six months ended June 30, 2014 and 2015, we recorded €7.5 million and €15.8 million, respectively, in revenues. The increase of €8.3 million primarily reflects an increase of €13.2 million in revenues under our collaboration agreements with Servier and Pfizer which was partially offset by decreased in license, R&D services and Product and Services revenues.

Other income: During the six months ended June 30, 2014 and 2015, we recorded €2.8 million and €1.5 million, respectively, in other income. The decrease of €1.3 million, or 46%, reflects decreases of €0.4 million in research tax creditand €0.9 million in research subsidies, resulting from the termination of related research programs.

Royalty expenses: During the six months ended June 30, 2014 and 2015, we recorded royalty expenses of €1.4 million and €0.8 million, respectively. The decrease of €0.6 million primarily reflects our purchase in 2014 of additional licenses and payments pursuant to such new licenses.

Research and development expenses: During the six months ended June 30, 2014 and 2015, we recorded research and development expenses of €7.7 million and €16.2 million, respectively. The increase of €8.5 million in research and development expenses also reflects (i) expenditures for the development of UCART programs toward their entry into Phase 1 clinical trials, (ii) expenses related to the opening of our facility in New York, (iii) non-cash stock-based compensation expense of €3.8 million and (iv) social charges on stock options and free share grants of €4.1 million. For the six months ended June 30, 2014 and 2015, personnel expenses increased from €3.2 million to €11.1 million, and purchases and external expenses increased by €0.9 million from €3.8 million to €4.6 million, due to increased innovation and platform development. Other expenses relate to continuing leasing and other commitments and decreased from €0.8 million to €0.5 million.

Selling, general and administrative expenses: During the six months ended June 30, 2014 and 2015, we recorded €6.2 million and €16.3 million, respectively, of selling, general and administrative expenses. The increase of €10.1 million primarily reflects (i) an increase of €8.2 million in personnel expenses from €3.0 million to €11.2 million, attributable, among other things, to €4.3 million of non-cash stock-based compensation expense, €4.6 million of social charges on stock options and free share grants, and an increase in professional costs, in each case in connection with our U.S. IPO in March 2015.

Other operating income: During the six months ended June 30, 2014 and 2015, our other operating income amounted to €9 thousand and €0.5 million, respectively. Other operating income for the six months ended June 30, 2015, included (i) the reversal of a subsidy provision, (ii) the reversal of lease incentives deferrals, (iii) proceeds of assets diposals and (iv) a gain from a settlement with a supplier.

Redundancy plan: During the six months ended June 30, 2015, we recorded net income of €0.2 million from the reversal of unutilized redundancy plan reserves. We did not record any amounts with respect to our redundancy plans for the corresponding period in 2014.

Other operating expenses: During the six months ended June 30, 2015, our other operating expenses amounted to €0.4 million, reflecting increases in various reserves increases as well as the net book value of disposed assets. We did not record any amounts with respect to other operating expenses for the corresponding period in 2014.

Financial results: Financial gain was €16 thousand for the first six months of 2014 compared with financial loss of €0.2 million for the first six months of 2015. This change was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts. Because we have not adopted a hedging mechanism to mitigate the impact of fluctuations in exchange rates on our U.S. dollar cash positions, we experienced a financial gain of €9.8 million in the first quarter of 2015 and a financial loss of €10.0 million in the second quarter of 2015.

Net loss: During the six months ended June 30, 2014 and 2015, we recorded net losses of €7.9 million and €15.9 million, respectively, which included losses from continuing operations of €5.0 million and €15.8 million, respectively. Net loss notably included non-cash stock-based compensation expense of €0.4 million and €8.0 million, respectively, and social charges on stock options and free share grants of €8.7 million, respectively. The remaining changes in net loss and losses from continuing operations were the consequence of the various factors described above.

Gain/Loss attributable to non-controlling interests: During the six months ended June 30, 2014, €0.4 million of loss attributable to non-controlling interests contributed to the net loss of €7.9 million, compared to €0.2 million of gain attributable to non-controlling interests for the six months ended June 30, 2014, contibuting to the net loss of €15.8 million.

Segment Results

The following tables summarize segment revenues and segment operating profit (loss) for the six months ended June 30, 2014 and 2015:

	For the six month period ended June 30, 2014			For the six month period ended June 30, 2015
	€ in thousands			€ in thousands
	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues	455	9,549	10,004	435	16,158	16,593
Inter-segment revenues	—	(1,611)	(1,611)	0	(837)	(837)
Revenues with Cellectis AB (discontinued operations)	—	(880)	(880)

External revenues	455	7,058	7,513	435	15,321	15,756

Operating loss before tax	(593)	(4,408)	(5,001)	(1,484)	(14,200)	(15,684)

Depreciation and amortization	(33)	(680)	(713)	(56)	(723)	(779)

We primarily evaluate the operating performance of each segment based on segment revenues and operating profit or loss. We do not review any asset or liability information by segment or region. Our corporate expenses and certain research activities are managed at the parent-company level by Cellectis S.A., whose operations are presented entirely in the Therapeutics segment. There are intersegment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by us to our subsidiaries and allocation of research and development expenses and selling, general and administrative expenses to our subsidiaries. These intersegment expenses are priced at cost, plus a mark-up of 4-10%, depending on the nature of the service. We also allocate a portion of the rent expense relating to our corporate headquarters.

Therapeutics segment

External revenues in our Therapeutics segment increased by €8.2 million, from €7.1 million for the six months ended June 30, 2014 to €15.3 million for the six months ended June 30, 2015. The increase was due primarily to our alliances with Servier and Pfizer, which were signed in February 2014 for Servier and June 2014 for Pfizer. The increase in costs of €18.1 million from the first six months of 2014 to the first six months of 2015 resulted primarily from higher personnel expenses, attributable, among other things, to increases in non-cash stock-based compensation expenses, social charges on stock options and free shares grants, and professional costs, in each case in connection with our U.S. IPO in March 2015. Segment operating loss before tax increased by €9.8 million, from €4.4 million for the six months ended June 30, 2014 to €14.2 million for the six months ended June 30, 2015.

Plants segment

External revenues in our Plants segment decreased by €20 thousand from €0.5 million for the six months ended June 30, 2014 to €0.4 million for the six months ended June 30, 2015. Segment operating loss before tax increase by €0.9 million from €0.6 million for the six months ended June 30, 2014 to €1.5 million for the six months ended June 30, 2015. The increase was due primarily to increased operating expenses in general management.

Liquidity and Capital Resources

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our strategic alliances with Servier and Pfizer. Our ordinary shares have been traded on the Alternext market of Euronext in Paris since February 7, 2007. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.2 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our funds are held in bank accounts, money market funds and fixed bank deposits primarily in France.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash with respect to continuing operations for the six months ended June 30, 2014 and 2015:

	For the six-month period ended June 30,
	2014	2015
Net cash flows provided by (used in) operating activities of continuing operations	(5,108)	(17,386)
Net cash flows provided by (used in) investing activities of continuing operations	(176)	(6,032)
Net cash flows provided by (used in) financing activities of continuing operations	19,225	195,346
Total	13,941	171,927

For the six months ended June 30, 2014 and 2015, our net cash flows used in operating activities was €5.1 million and €17.4 million, respectively. The increase in net cash flows was due to the significant increase in our net loss from continuing operations and the relevant factors described with respect to this net loss, described above.

For the six months ended June 30, 2014 and 2015, our net cash flows used in investing activities were €0.2 million and €6.0 million, respectively, primarily reflecting our use of €3.1 million for the acquisition of industrial and laboratory equipment at Cellectis S.A. and Cellectis Inc., and our repurchase for €3.5 million of 25% of the minority shares of Cellectis Bioresearch.

For the six months ended June 30, 2014 and 2015, our net cash flows provided by financing activities were €19.2 million and €195.3 million, respectively. The amount for the six month period in 2015 notably includes the proceeds from our U.S. initial public offering on the Nasdaq Global Market in March 2015.

Operating capital requirements

To date, we have not generated any revenues from therapeutic or agricultural product sales. We do not know when, or if, we will generate any revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We also anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements. We anticipate that we will need substantial additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•

the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our agricultural product candidates to progress through late stage development successfully, including through field trials;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements

During the periods presented, we did not and do not currently have any off-balance sheet arrangements as defined under Securities and Exchange Commission rules.

Item 3.	Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

We seek to engage in prudent management of our cash and cash equivalents, mainly cash on hand and common financial instruments (typically short- and mid-term deposits). Furthermore, the interest rate risk related to cash, cash equivalents and common financial instruments is not significant based on the quality of the financial institutions with which we work.

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Pfizer in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros. Our financial condition and results of operations are measured and recorded in the relevant local base currency and then translated each month into Euros for inclusion in our Consolidated Financial Statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period. Our exposure to currencies other than the U.S. dollar is negligible.

For the six months ended June 30, 2015, our revenues denominated in U.S. dollars notably related to the Pfizer collaboration agreement and revenues from our Plants segment. Our cash and cash equivalents denominated in U.S dollars amounted to $287.2 million as at June 30, 2015.

We have not adopted a hedging mechanism to protect our business activity against fluctuations in exchange rates. As a result, the financial gain of €9.8 million in the first quarter of 2015 and financial loss of €10.0 million in the second quarter of 2015, reflect the impact of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts. We are currently evaluating a potential hedging policy that, if adopted, could mitigate a portion of the risk associated with foreign exchange rate movements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 4.	Controls and Procedures

Not applicable.

PART II – OTHER INFORMATION

Item 1.	Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A.	Risk Factors

There have been no material changes from the risk factors previously disclosed in the Registration Statement.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not Applicable.

Item 5.	Other Information

None.

Item 6.	Exhibits

None.